

October 11, 2022

Brian A. Valentine
Chief Financial Officer
Andersons, Inc.
1947 Briarfield Boulevard
Maumee, OH 43537

> **Re: Andersons, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 000-20557**

Dear Brian A. Valentine:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services